UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

KIMBER RESOURCES INC.
(Name of Subject Company)

KIMBER RESOURCES INC.
(Names of Persons Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

49435N101
(CUSIP Number of Class of Securities)

Gordon Cummings
President and Chief Executive Officer
Kimber Resources Inc.
220 - 800 West Pender Street,
Vancouver, BC, V6C 2V6
(604) 669-2251
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael L. Weiner
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, CO 80202
(303) 629-3400

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to an offer (the “Invecture Offer”) by Invecture Group, S.A. de C.V., a corporation incorporated under the laws of Mexico (“Invecture” or the “Offeror”), to purchase all of the outstanding common shares (the “Common Shares”) of Kimber Resources Inc., a corporation incorporated under the laws of British Columbia, Canada (“Kimber” or the “Company”). The Invecture Offer includes the Common Shares that may become outstanding after the date of the Invecture Offer but before the expiry time of the Invecture Offer. The Invecture Offer does not include the Common Shares already owned by Invecture or its affiliates. In connection with the Invecture Offer, Kimber’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to Kimber shareholders, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.

Item 1.	Subject Company Information.

(a) The name of the subject company is Kimber Resources Inc., a corporation organized under the laws of the Province of British Columbia. The address of the Company’s principal executive office is 220 - 800 West Pender Street, Vancouver, BC, V6C 2V6 and the telephone number at the principal executive office is (604) 669-2251.

(b) The class of equity securities to which this Statement relates is the Company’s Common Shares. As at October 10, 2013, the issued and outstanding capital of the Company consisted of 104,697,876 Common Shares.

Item 2.	Identity and Background of Filing Person.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above, which is incorporated by reference. The Company maintains a website at www.kimberresources.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

This Statement relates to the Invecture Offer. The Invecture Offer is described in a Tender Offer Statement on Schedule TO and a related Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery (as amended or supplemented from time to time, the “Offer Documents”) of the Offeror, which were filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2013. Subject to the terms and conditions set forth in the Offer Documents and the Support Agreement between Kimber and the Offeror dated September 25, 2013, the Offeror is offering to purchase all of the outstanding Common Shares (other than the Common Shares owned by the Offeror and its affiliates) at a price per share of C$0.15.

As set forth in the Offer Documents, Invecture’s head office and principal place of business is Montes Urales 750, piso 3A, Lomas de Chapultepec, CP 11000, México D.F., Mexico.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Directors’ Circular under the headings “Recommendation of the Board of Directors”, “Arrangements Relating to the Offer”, “Interests of Directors and Officers in Material Transactions of the Offeror”, “Arrangements between Kimber and its Directors and Senior Officers”, “Ownership of Securities of Kimber”, “Trading in Securities of Kimber”, “Issuances of Securities of Kimber” and “Ownership of Securities of the Offeror” is incorporated herein by reference. Except as incorporated herein by reference in this Item 3, there are no agreements, arrangements or understandings and no actual or potential conflicts of interest between Kimber or its affiliates and (a) Kimber's executive officers, directors or affiliates, or (b) the Offeror or their executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The information set forth in the Directors’ Circular under the heading “Recommendation of the Board of Directors” is incorporated herein by reference.

(b) Reasons.

The information set forth in the Directors’ Circular under the heading “Recommendation of the Board of Directors” is incorporated herein by reference.

(c) Intent to Tender.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, each director, executive officer, affiliate and subsidiary who or which is the record or beneficial owner of Common Shares presently intends to tender all such Common Shares to the Invecture Offer. The information set forth in the Directors’ Circular under the headings “Recommendation of the Board of Directors” and “Arrangements Relating to the Offer” is incorporated herein by reference.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Neither Kimber, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Invecture Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Common Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. The information set forth in the Directors’ Circular under the headings “Trading in Securities of Kimber” and “Issuances of Securities of Kimber” is incorporated herein by reference.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 3 and 4 of this Schedule or the information set forth in the Directors’ Circular under the heading “Recommendation of the Board of Directors”, which is incorporated herein by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Invecture Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

The information set forth in the Directors’ Circular under the headings “Arrangements Relating to the Offer”, “Other Material Information”, “Material Changes in the Affairs of Kimber”, “Statutory Rights”, “Consent of Primary Capital Inc.” and “Schedule A — Fairness Option of Primary Capital Inc.”, is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)	Directors’ Circular, dated October 10, 2013

(a)(2)	Press release issued by Kimber Resources Inc. on October 10, 2013 (incorporated by reference to Kimber’s Form 6-K furnished to the Commission on October 10, 2013)

(a)(3)	Support Agreement dated September 25, 2013 (incorporated by reference to Kimber’s Form 6-K furnished to the Commission on October 8, 2013)

(a)(4)	Press release issued by Kimber Resources Inc. on September 25, 2013 (incorporated by reference to Exhibit 99.1 to Kimber’s Schedule 14D-9c filed with the SEC on October 9, 2013)

(a)(5)	Form of Lock-Up Agreement entered into between Invecture and each director and officer of Kimber on September 25, 2013 (included as Schedule D to Exhibit a(3))

(a)(6)	Employment Agreement dated September 25, 2007 with Gordon Cummings (incorporated by reference to Exhibit 4II to Kimber’s 20-F filed with the SEC on October 1, 2007)

(a)(7)	Employment Agreement dated November 21, 2007 with Lyn Davies (incorporated by reference to Exhibit 4.JJ to Kimber’s 20-F filed with the SEC on September 30, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2013	KIMBER RESOURCES INC.

By:	/s/ GORDON CUMMINGS

Name:	Gordon Cummings
Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)	Directors’ Circular, dated October 10, 2013

(a)(2)	Press release issued by Kimber Resources Inc. on October 10, 2013 (incorporated by reference to Kimber’s Form 6-K furnished to the Commission on October 10, 2013)

(a)(3)	Support Agreement dated September 25, 2013 (incorporated by reference to Kimber’s Form 6-K furnished to the Commission on October 8, 2013)

(a)(4)	Press release issued by Kimber Resources Inc. on September 25, 2013 (incorporated by reference to Exhibit 99.1 to Kimber’s Schedule 14D-9c filed with the SEC on October 9, 2013)

(a)(5)	Form of Lock-Up Agreement entered into between Invecture and each director and officer of Kimber on September 25, 2013 (included as Schedule D to Exhibit a(3))

(a)(6)	Employment Agreement dated September 25, 2007 with Gordon Cummings (incorporated by reference to Exhibit 4II to Kimber’s 20-F filed with the SEC on October 1, 2007)

(a)(7)	Employment Agreement dated November 21, 2007 with Lyn Davies (incorporated by reference to Exhibit 4.JJ to Kimber’s 20-F filed with the SEC on September 30, 2008)